UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300

Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of Chief Financial Officer

On September 14, 2026, Newegg Commerce, Inc. (the “Company” or “Newegg”) announced the appointment of Ms. Christina Ching as the Company’s Chief Financial Officer, effective September 14, 2026.

Ms. Ching has served as the Company’s Interim Chief Financial Officer since May 2024 and as Chief Accounting Officer since September 2022. Prior to that, Ms. Ching served as the Chief Financial Officer for North American and Asia regions for Kriss USA Inc. a leading Swiss Defense Manufacture company, from 2013 to 2022.

There are no family relationships between Ms. Ching and any director or executive officer of the Company, and there are no transactions between Ms. Ching and the Company that would require disclosure under Item 7.B of Form 20-F or that are otherwise material to an understanding of the appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

September 14, 2026	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer

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